THE CALVERT GROUP OF FUNDS

Addendum to Rule 18f-3 Multiple Class Plan dated June 7, 2006

  Section 1 "Class Designation" is supplemented as follows:

  Calvert Social Investment Fund, The Calvert Fund and Calvert Impact Fund, Inc. offer shares designated as Class Y (as further described herein).

  Section 2 "Differences in Availability" is supplemented as follows:

  Class Y shares are generally available only to wrap or similar fee-based programs offered by financial intermediaries that have entered into an agreement with Calvert Distributors, Inc. to offer Class Y shares to their clients.

  Section 4 "Differences in Distribution Arrangements" is supplemented as follows:

  Class Y shares shall not be subject to a front-end sales charge, a CDSC or a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. Pursuant to Rule 22c-2 under the Investment Company Act, Class Y shares are, however, subject to a 2 percent redemption fee on redemptions or exchanges of non-money market fund shares within 30 days of purchase.

  Section 6 "Conversion Features" is supplemented as follows:

Class Y shares are not subject to automatic conversion.

Date: December 5, 2007